UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of October, 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                            30 October 2006

                                BioProgress plc

           Acquisition of key respiratory products from airPharma LLC

   Placing to raise GBP6.15m gross to new and existing institutional investors

London, UK, 30 October 2006: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, is pleased to announce that it has entered into an agreement to acquire the pharmaceutical trading assets of airPharma LLC ("airPharma"), a US speciality pharmaceutical company.

This acquisition, through the Company's US sales and marketing operation Dexo
LLC, signals a significant addition to BioProgress' US operations which will enable the Company to leverage its enabling technologies into own branded products directly within the US market. In addition the Company benefits from being able to utilise airPharma's sales and distribution arrangements with top
US distribution companies Cardinal, McKesson and AmerisourceBergen.

The assets of airPharma comprise 20 brands such as Ah-Chew(R) and SINUvent(R),
10 of which are currently marketed and will be re-branded under Dexo US.  The products portfolio is well established and mature, consisting of products for the treatment of chronic respiratory conditions such as asthma and rhinitis and fits well with BioProgress' European range of products such as Collunovar. The products acquired are principally community prescription medicines with an additional unique sales niche in the fast growing Hispanic community in the US.

Sales of the airPharma brands are expected to generate revenues of approximately
US$4.2m in the year ending 31 December 2006.

The consideration for the acquisition of the airPharma portfolio is US$8m
(GBP4.2m), US$4m (GBP2.1m) of which will be paid in cash following completion of the acquisition. The remainder of the consideration is to be satisfied in sterling denominated ordinary shares of BioProgress payable in two tranches. The first tranche of $2m of ordinary shares  will be issued after 31 December 2006 based on the last closing bid price on the immediately preceding trading day on the Alternative Investment Market of the London Stock Exchange ("AIM") (the
"Initial Consideration Shares").  The second tranche of $2m of ordinary shares will be issued in March 2007, provided gross sales for 2006 are equal to or greater than $3.3 million, the number of shares being based on the last closing bid price on the immediately preceding trading day on AIM prior to verification of that sales target (the "Differed Consideration Shares").

The Company today announces a placing of 12,307,600 new ordinary shares of 1p each (the "Placing") with new and existing institutional investors (the "New
Ordinary Shares"), representing approximately 8.7% of the current issued share capital of the Company, at 50p per New Ordinary Share (representing a 11.3%
discount to the mid-market closing share price over the fifteen trading days prior to this announcement), under an existing disapplication of pre-emption rights taken under the provisions of s.95 of the Companies Act 1985. The Placing which was oversubscribed brings a number of new institutional shareholders to the Company.

The proceeds from the Placing will be used for further product development, expansion of the Company's US sales and marketing infrastructure and to provide additional working capital for the Company.

The New Ordinary Shares will rank pari passu in all respects with the existing ordinary shares of the Company. It is expected that admission to trading and dealings in the New Ordinary Shares will commence on 2 November 2006.
Application will be made to admit all consideration shares, once issued, to trading on AIM.

The Initial Consideration Shares and the Deferred Consideration Shares will be subject to an orderly market agreement.

The Initial Consideration Shares and the Deferred Consideration Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Richard Trevillion, Chief Executive Officer, BioProgress, said:

"The acquisition of the airPharma brands and the associated distribution, sales, manufacturing and marketing capability is an exciting development for
BioProgress' US business. The synergies both in terms of our existing branded products and new line extensions should be capable of significant revenue generation in 2007. We will be utilising our TabWrap(TM), EntWrap(TM) and
Soluleaves(TM) systems almost immediately to add value to these products creating new launch opportunities early in the New Year.

"The acquisition of the airPharma brands continues BioProgress' successful acquisition strategy. In addition, I have been extremely encouraged by the support received from both new and existing institutional investors to fund this acquisition, and I look forward to continuing to increase shareholder value."

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881

Richard Trevillion, CEO
Steve Martin, CDO

Bridgewell Limited                                          +44 (0) 20 7003 3000

Shaun Dobson/Xavier de Mol

Buchanan Communications                                    + 44 (0) 20 7466 5000

Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(TM) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About airPharma Inc.

airPharma is a specialty pharmaceutical company focused on commercializing products that address unmet needs in respiratory diseases. The company was founded in 2002 by Dr. Robert Dockhorn and Doug Dockhorn. Prior to airPharma,
the Dockhorns founded IMTCI, successfully building it into the leader in conducting respiratory clinical studies. airPharma is privately held and is located in Overland Park, Kan. For further information, visit airPharma's website at www.air-pharma.com.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.

For Information Only

The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.  This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: October, 30, 2006